# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MARINEMAX INC, CIK 0001057060
CUSIP: 567908108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 501 Brooker Creek Boulevard, Oldsmar, Florida (FL), 34677
Date of event which requires filing of this statement: 09/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002148344

## Reporting persons
- EMMA OMEGA LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,343,635; sole dispositive power 0; shared dispositive power 1,343,635; aggregate amount beneficially owned 1,343,635 (6.1% of the class)
- JUVO HOLDING LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,343,635; sole dispositive power 0; shared dispositive power 1,343,635; aggregate amount beneficially owned 1,343,635 (6.1% of the class)
- MATSUBA LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); sole voting power 1,343,635; shared voting power 1,343,635; sole dispositive power 1,343,635; shared dispositive power 1,343,635; aggregate amount beneficially owned 1,343,635 (6.1% of the class)
- JIRI SMEJC: type of reporting person: individual (IN); citizenship or place of organization: Czech Republic (2N); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,343,635; sole dispositive power 0; shared dispositive power 1,343,635; aggregate amount beneficially owned 1,343,635 (6.1% of the class)

## Item 1. Issuer
Name of issuer: MARINEMAX INC
Address of issuer's principal executive offices: 501 Brooker Creek Boulevard Oldsmar, Florida 34677

## Item 2. Person Filing
Name of person filing:
Emma Omega Ltd
Juvo Holding Ltd
Mr. Jiri Smejc
Matsuba Limited
Address of principal business office or, if none, residence:
Emma Omega Ltd: Themistokli Dervi Avenue 48, Athienitis Centennial Building, 3rd floor, Office 303, 1066 Nicosia, Cyprus.

Juvo Holding Ltd: Esperidon, 5, 4th floor, Strovolos, 2001, Nicosia, Cyprus.

Jiri Smejc: Na Vinicnich horach 1382/10, Dejvice, Prague 6, 160 00, Prague, Czech Republic.

Matsuba Limited: Stasinou, 6, THE WHITE WALLS, Office 601, 1060 Nicosia, Cyprus.
Citizenship: Emma Omega Ltd, Juvo Holding Ltd and Matsuba Limited are each private limited companies organized under the laws of Cyprus. Mr. Jiri Smejc is a citizen of the Czech Republic.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Each Reporting Person may be deemed to beneficially own 1,343,635 shares of Common Stock of MarineMax, Inc. (the "Shares"). Matsuba Limited directly holds 1,343,635 Shares. Emma Omega Ltd, as the parent of Matsuba Limited, Juvo Holding Ltd, as the majority shareholder of Emma Omega Ltd, and Mr. Jiri Smejc, as the ultimate beneficial owner of the Emma group, may each be deemed to beneficially own such Shares by virtue of their direct or indirect control over Matsuba Limited.
Percent of class: 6.1%
Sole power to vote or to direct the vote:
Matsuba Limited: 1,343,635
Emma Omega Ltd: 0
Juvo Holding Ltd: 0
Mr. Jiri Smejc: 0
Shared power to vote or to direct the vote:
Matsuba Limited: 1,343,635
Emma Omega Ltd: 1,343,635
Juvo Holding Ltd: 1,343,635
Mr. Jiri Smejc: 1,343,635
Sole power to dispose or to direct the disposition:
Matsuba Limited: 1,343,635
Emma Omega Ltd: 0
Juvo Holding Ltd: 0
Mr. Jiri Smejc: 0
Shared power to dispose or to direct the disposition:
Matsuba Limited: 1,343,635
Emma Omega Ltd: 1,343,635
Juvo Holding Ltd: 1,343,635
Mr. Jiri Smejc: 1,343,635

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Matsuba Limited directly holds 1,343,635 Shares. Emma Omega Ltd, as the parent of Matsuba Limited, may be deemed to share beneficial ownership of such Shares. Juvo Holding Ltd, as the majority shareholder of Emma Omega Ltd, may be deemed to share beneficial ownership of such Shares. Mr. Jiri Smejc, as the founder and ultimate beneficial owner of the Emma group, may be deemed to share beneficial ownership of such Shares. Each of Emma Omega Ltd, Juvo Holding Ltd, and Mr. Jiri Smejc disclaims beneficial ownership of the Shares except to the extent of their respective pecuniary interest therein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The subsidiary which acquired the securities being reported on is Matsuba Limited, a private limited company organized under the laws of Cyprus. Emma Omega Ltd, a private limited company organized under the laws of Cyprus, is the parent of Matsuba Limited. Juvo Holding Ltd, a private limited company organized under the laws of Cyprus, is the majority shareholder of Emma Omega Ltd. Mr. Jiri Smejc is the founder and ultimate beneficial owner of the Emma group and controls Juvo Holding Ltd.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The following persons are members of the group filing this Schedule 13G: Emma Omega Ltd, Juvo Holding Ltd, Jiri Smejc, and Matsuba Limited. Each is filing jointly pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. A Joint Filing Agreement is attached as an exhibit hereto.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, by and among Emma Omega Ltd, Juvo Holding Ltd, Jiri Smejc, and Matsuba Limited.

## Signatures
- EMMA OMEGA LTD: /s/ Demetrios Aletraris, Demetrios Aletraris, Director (09/18/2026)
- EMMA OMEGA LTD: /s/ Andri Pangalou, Andri Pangalou, Director (09/18/2026)
- JUVO HOLDING LTD: /s/ Michalis Mitas, Michalis Mitas, Director (09/18/2026)
- JUVO HOLDING LTD: /s/ Elena Pavlou, Elena Pavlou, Director (09/18/2026)
- MATSUBA LIMITED: /s/ Demetrios Aletraris, Demetrios Aletraris, Director (09/18/2026)
- MATSUBA LIMITED: /s/ Andri Pangalou, Andri Pangalou, Director (09/18/2026)
- JIRI SMEJC: /s/ Jiri Smejc, Jiri Smejc (09/18/2026)